Mail Stop 6010

October 16, 2006

Mr. Allen Blauwet
Victory Renewable Fuels, LLC
1348 Cleveland Ave.
Larchwood, Iowa 51241

Re: Victory Renewable Fuels, LLC
Amendment No. 1 to Form SB-2 Registration Statement
File No. 333-134257

Dear Mr. Blauwet:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors – page 8

Excess Production of glycerin, a co-product of the biodiesel production process, may cause the price of glycerin to decline, thereby adversely affecting our ability to generate revenue from the sale of glycerin. – page 14

1.   Given the decrease in price and the saturation of the market for glycerin, it appears possible that you will not be able to sell the glycerin and may, potentially, dispose of it. Please include a discussion of the possible adverse consequences arising from this situation or explain to us why it is not a significant risk.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Todd Sherman at 202-551-3665 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: William E. Hanigan, Esq.
       Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
       666 Grand Avenue – Suite 2000
       Des Moines, Iowa 50309-2510